SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company hereby announces the expiration of the second three-year terms of office of Einav Brar and Idan Ben-Shitrit as external directors of the Company.

Because the minimum number of members of the board directors under the Company’s articles of association is four, and the Company currently has three directors, the Company’s board of directors has appointed Yitschak Barabi to serve as a director of the Company until the Company’s next annual meeting of shareholders expected to be held in the next few months.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 2, 2024